EXHIBIT 99.1

 Mogo Files Early Warning Report

Vancouver, British Columbia, August 25, 2023 – This news release is issued by Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”) pursuant to the early warning requirements of Canada’s National Instrument 62-104 and National Instrument 62-103 with respect to common shares (“WonderFi Shares”) of WonderFi Technologies Inc. (“WonderFi”), a reporting issuer in each of the Provinces and Territories of Canada with a head office at 341-110 Cumberland St., Toronto, Ontario, M5V 3V5.

In connection with the plan of arrangement (the “Arrangement”) involving WonderFi and Coinsquare Ltd. (“Coinsquare”), which became effective on July 7, 2023, and which was part of the business combination involving WonderFi, Coinsquare and CoinSmart Financial Inc., Mogo, indirectly through its wholly owned-subsidiary Mogo Financial Inc., acquired, and currently holds, beneficial ownership, direction and control over 86,962,639 WonderFi Shares. Mogo acquired the WonderFi Shares as consideration for the acquisition by WonderFi of all of the common shares of Coinsquare under the Arrangement, including the common shares of Coinsquare held by Mogo.

The WonderFi Shares beneficially owned by Mogo represented approximately 13% of the WonderFi Shares issued and outstanding as of August 11, 2023 (as disclosed in WonderFi’s August 11, 2023 management’s discussion and analysis). Prior to completion of the Arrangement, Mogo owned 12,518,473 common shares of Coinsquare, all of which were acquired by WonderFi, but did not own any securities of WonderFi.

Mogo is holding the WonderFi Shares for investment purposes and may, depending on market and other conditions, and subject to certain agreements and commitments it made with WonderFi in connection with the Arrangement (as further described in the Report (as defined below)), increase or decrease its beneficial ownership, control or direction over WonderFi Shares or other securities of WonderFi through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise. Subject to the agreements and commitments Mogo made with WonderFi in connection with the Arrangement (as further described in the Report), in the ordinary course of managing its investment in the WonderFi Shares, Mogo may continue to engage with the board and management of WonderFi from time to time on various matters, including but not limited to WonderFi’s business, strategy, board and management. WonderFi is listed on the Toronto Stock Exchange under the symbol “WNDR”.

An early warning report (the “Report”) disclosing the Arrangement in respect of Mogo will be filed on WonderFi’s SEDAR+ profile at www.sedarplus.ca and can be obtained from Mogo at its head office 516-409 Granville St, Vancouver, BC, V6C 1T2, attention: Christy Cameron, or phone: 604.659.4380.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the filing of the Report and the disposition or acquisition of additional WonderFi Shares or other securities of WonderFi by Mogo. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.ca and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701